SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. __)


                        ENERGY CONVERSION DEVICES, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                     (Title and Class of Securities)


                                 292659 109
--------------------------------------------------------------------------------
                               (CUSIP Number)


                               ROBERT C. STEMPEL
                         C/O ENERGY CONVERSION DEVICES, INC.
                              1675 WEST MAPLE ROAD
                                 TROY, MI 48084
                                 (248) 290-1900
--------------------------------------------------------------------------------
              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                                JANUARY 15, 1999
--------------------------------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),check the following box [ ].

                                  SCHEDULE 13D


CUSIP No.  292659 109                                Page  2  of  38    Pages
                                                          ---    ----
-------------------------------                    -----------------------------


   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Robert C. Stempel

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [ ]

   3   SEC USE ONLY


   4   SOURCE OF FUNDS*

       PF

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

     NUMBER OF       7    SOLE VOTING POWER

      SHARES              1,120,904

   BENEFICIALLY

     OWNED BY

       EACH

     REPORTING

      PERSON

       WITH
            8      SHARED VOTING POWER


            9      SOLE DISPOSITIVE POWER

                   1,120,904

           10      SHARED DISPOSITIVE POWER


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,120,901

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.2%

14     TYPE OF REPORTING PERSON*

       IN
-----------------

Item 1.     Security and Issuer.

                  This Statement relates to the Common Stock, par value $.01 per share, of Energy Conversion Devices, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 1675 West Maple Road, Troy, Michigan 48084.

Item 2.     Identity and Background.

                  This  Statement is  being filed  by  Robert C.  Stempel.   Mr.
            Stempel's business address is 1675 West Maple Road, Troy, Michigan 48084. Mr. Stempel is the Chairman of the Board of Directors and Executive Director of the Issuer.

                  During the last five years, Mr. Stempel has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Mr. Stempel is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.

                  Mr. Stempel  has  used personal funds to acquire the shares of the Issuer's Common Stock held by him as of the date of this Statement. Mr. Stempel anticipates that he will use personal funds to pay the exercise price applicable upon the exercise of the stock options presently owned by him.

Item 4.     Purpose of Transaction.

                  Except as disclosed  pursuant to Item 6 below,  Mr. Stempel as of the date of this  Statement  does  not have any plan or  proposal which relates to or would result in any of the events or transactions described in Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

                  As of the date of this  Statement,  Mr.  Stempel  beneficially owned 1,120,904 shares of Common Stock, representing 8.2% of the Issuer's outstanding Common Stock.

Item 6.     Contracts,  Arrangements,   Understandings  or  Relationships   with
            Respect to Securities of the Issuer.

                  At its July 8, 1998  meeting,  the Board of  Directors  of the
            Issuer approved the terms of an Executive Employment Agreement, Restricted Stock Agreement and Stock Option Agreement between the Issuer and Mr. Stempel. The foregoing agreements were executed and delivered on behalf of the Issuer and Mr. Stempel as of January 15, 1999.

                  Pursuant to these agreements,  Mr. Stempel agreed,  subject to certain conditions, to continue to serve as an executive officer of the Issuer through September 2005 and the Issuer agreed to make a restricted stock grant to Mr. Stempel consisting of 430,000 shares of Common Stock to be exchanged for an equal number of shares of Class B Common Stock upon stockholder authorization of the Class B Common Stock and to grant Mr. Stempel an option to acquire up to 300,000 shares of Common Stock.

                  Description  of  the  Executive  Employment   Agreement.   The
            Executive Employment Agreement provides that Mr. Stempel will serve as the Executive Director of the Issuer for a term ending September 30, 2005. During the term of his employment, Mr. Stempel will be entitled to receive an annual salary as determined by the Board of Directors from time to time. The Executive Employment Agreement also provides for discretionary bonuses to be determined by the Board of Directors based on Mr. Stempel's individual performance and the financial performance of the Issuer. The Executive Employment Agreement also requires the Issuer to provide Mr. Stempel with non-wage benefits, including insurance, pension and profit sharing, stock options, automobile use or allowance and organizational membership fees, of the types provided generally by the Issuer to its senior executive officers. The Issuer will not be obligated to provide such non- wage benefits to the extent Mr. Stempel is entitled to receive comparable benefits on substantially equivalent terms from any prior or future employer.

                  The  Executive  Employment  Agreement  permits Mr.  Stempel to retire as an officer and employee of the Issuer and to resign his employment in the event he becomes subject to any mental or physical disability which, in the good faith determination of Mr. Stempel, materially impairs his ability to perform his regular duties as an officer of the Issuer. Mr. Stempel is also permitted to terminate the Executive Employment Agreement in the event the Issuer's stockholders fail to approve the authorization of the Class B Common Stock at the Issuer's annual meeting of stockholders. The Executive Employment Agreement permits the Issuer to terminate Mr. Stempel's employment upon the occurrence of certain defined events, including the material breach by Mr. Stempel of certain non-competition and confidentiality covenants contained in the Executive Employment Agreement, his conviction of certain criminal acts or his gross dereliction or malfeasance of his duties as an officer and employee of the Issuer (other than as a result of his death or mental or physical disability).

                  Mr.  Stempel's  entitlement to compensation and benefits under the Executive Employment Agreement will generally cease effective upon the date of the termination of his employment, except that the Issuer will be required to continue to provide Mr. Stempel and his spouse with medical, disability and life insurance coverage for the remainder of their lives or until the date they secure comparable coverage provided by another employer.

                  Description of the Restricted Stock  Agreement.  The Issuer on
            January 15, 1999 entered into the Restricted Stock Agreement with Mr. Stempel. On that date, the Issuer made a restricted stock grant to Mr. Stempel consisting of 430,000 shares of Common Stock. The Restricted Stock Agreement contemplates that the Issuer will submit a proposal at its next annual meeting of stockholders to amend the Issuer's Certificate of Incorporation to authorize 430,000 shares of a new Class B Common Stock. The newly authorized shares of Class B Common Stock will be in addition to the 500,000 shares of Class A Common Stock presently authorized under the Issuer's Certificate of Incorporation.

                  Upon the  authorization  of the  Class B  Common  Stock by the
            Issuer's stockholders, Mr. Stempel will be required to surrender the shares of Common Stock originally issued to him pursuant to the Restricted Stock Agreement in exchange for an equal number of shares of Class B Common Stock. If the Issuer's stockholders do not authorize the Class B Common Stock, the Restricted Stock Agreement provides that Mr. Stempel will be entitled to hold the shares of Common Stock originally issued to him pursuant to the Restricted Stock Agreement. The restricted shares held by Mr. Stempel are referred to collectively in the Restricted Stock Agreement as the "Restricted Stock."

                  The  terms of the  Class B Common  Stock  are  intended  to be substantially similar to those of the Issuer's Class A Common Stock. The principal difference between the Class A Common Stock and the Class B Common Stock is with respect to voting rights. Each share of Class B Common Stock will initially entitle the holder to one vote on all matters to be voted upon by the Issuer's stockholders. Except as otherwise required under Section 242 of the Delaware General Corporation Law, the Common Stock, the Class A Common Stock and the Class B Common Stock will initially vote together as a single class on all matters.

                  The  Issuer's  amended   Certificate  of  Incorporation   will
            provide, however, that each share of Class B Common Stock will become entitled to 25 votes as of the first date (the "Conversion Date") upon which all of the outstanding shares of the Issuer's Class A Common Stock have been converted into Common Stock and no shares of Class A Common Stock are outstanding. The Issuer intends to seek stockholder approval at the annual meeting for an extension of the existing preferential voting rights of the Class A Common to September 30, 2005. The preferential voting rights of the Class B Common Stock, if triggered, will also expire on September 30, 2005.

                  After the Conversion Date, holders of Class B Common Stock and
            Common Stock will vote as a single class on all matters, except that separate class voting will be required with respect to (i) the merger or consolidation of the Issuer with another corporation, (ii) the liquidation or dissolution of the Issuer, (iii) the sale of all or substantially all of the assets of the Issuer, (iv) any amendment to the Issuer's Certificate of Incorporation for which class voting is required by Section 242 of the Delaware General Corporation Law and (v) any authorization of additional shares of the Issuer's Common Stock or Class B Common Stock.

                  The Class B Common Stock will be convertible into Common Stock on a share-for-share basis at any time at the option of the holder. In addition, the Class B Common Stock will be deemed to be converted into Common Stock on September 30, 2005. The Issuer's amended
            Certificate of Incorporation will provide that the foregoing mandatory conversion date may be extended in the future with the approval of the Issuer's stockholders voting together as a single class.

                  The Restricted Stock Agreement provides that all of the shares of Restricted Stock will be deemed to vest if Mr. Stempel is serving as a director and officer of the Issuer on September 30, 2005. If Mr. Stempel ceases to serve as a director of the Issuer prior to September 30, 2005, other than as a result of his death, disability or a change in control of the Issuer, all of the shares of Restricted Stock will be forfeited by Mr. Stempel. The Restricted Stock Agreement provides for partial vesting of the Restricted Stock if Mr. Stempel is serving as a director, but not an officer, of the Issuer on September 30, 2005, and in the event of his death or resignation due to disability prior to such date. The Restricted Stock Agreement also provides for immediate vesting of all of the shares of Restricted Stock upon the occurrence of a change in control of the Issuer provided that Mr. Stempel was serving as a director of the Issuer on the date 90 days prior to the date of such change in control. For purposes of the Restricted Stock Agreement, a "change in control" will include (i) any sale, lease, exchange or other transfer of all or substantially all of the Issuer's assets, (ii) the approval by the Issuer's stockholders of any plan or proposal of liquidation or dissolution of the Issuer, (iii) the consummation of any consolidation or merger of the Issuer in which the Issuer is not the surviving or continuing corporation or pursuant to which the Issuer's voting securities would be converted into cash, securities or other property, (iv) the acquisition by any person of 30 percent or more of the combined voting power of the then outstanding securities having the right to vote for the election of directors, (v) changes in the composition of the majority of the Board of Directors and (vi) the bankruptcy or insolvency of the Issuer.

                  The Restricted Stock Agreement  provides that Mr. Stempel will be entitled to all voting and dividend rights with respect to the Restricted Stock, whether or not the Restricted Stock is deemed to have vested. Mr. Stempel will cease to be entitled to such voting or dividend rights with respect to any shares of Restricted Stock which are forfeited by Mr. Stempel in accordance with the provisions of the Restricted Stock Agreement.

                  Transfer of the shares of Restricted Stock by Mr. Stempel will be prohibited except as expressly provided in the Restricted Stock Agreement. Following the date upon which any shares of Class B Common Stock constituting Restricted Stock are deemed to have vested, the Restricted Stock Agreement permits Mr. Stempel, or his executor or legal representative, to convert the vested shares of Class B Common Stock into shares of Common Stock and to transfer such shares of Common Stock subject to any restrictions on transfer arising under the federal or applicable state securities laws. In addition, the Restricted Stock Agreement provides that at any time and from time to time after the Conversion Date, Mr. Stempel, so long as he is then serving as a director of the Issuer, may deliver written notice to the Issuer designating one or more persons then serving as a director of the Issuer as a permitted transferee of all or a portion of the Restricted Stock held by Mr. Stempel. The Board of Directors may at any time after Mr. Stempel's designation approve the person or persons designated by Mr. Stempel as a permitted transferee. In connection with the Board's approval of a permitted transferee, the Board may establish conditions to such approval, including the number of shares of Restricted Stock permitted to be transferred to such person and the terms and conditions under which such person will be permitted to hold such shares. The incumbent Board of Directors may rescind its approval of any person as a permitted transferee of the Restricted Stock at any time preceding a change in control of the Issuer.

                  Upon Mr.  Stempel's  death or resignation as a director of the
            Issuer due to disability, the Restricted Stock Agreement permits Mr. Stempel, or his executor or legal representative, to transfer shares of Restricted Stock, whether or not deemed vested, to those permitted transferees approved by the Board of Directors, subject to any conditions related to such approval imposed by the Board. The Restricted Stock Agreement further provides that effective as of the date of any such permitted transfer of Restricted Stock, the Issuer will issue to Mr. Stempel, or his executor or legal representative, a number of shares of Common Stock equal to the number of shares of Restricted Stock which were deemed to be vested shares as of the date of Mr. Stempel's death or resignation as a director due to disability.

                  The  Issuer is  obligated  under  the terms of the  Restricted
            Stock Agreement to file upon the request of Mr. Stempel a registration statement with the Securities and Exchange Commission registering the resale of the vested shares of Common Stock issuable to Mr. Stempel upon the conversion or transfer of Class B Common Stock and upon the exercise of the option granted to Mr. Stempel pursuant to the Stock Option Agreement. The Issuer is obligated to pay all registration expenses (excluding underwriters discounts and commission) in connection with the preparation and filing of such registration statement and to indemnify and defend Mr. Stempel against certain liabilities arising with respect to the registration and sale of such shares, including certain liabilities arising under the Securities Act of 1933, as amended.

                  Description of Stock Option  Agreement.  Pursuant to the Stock
            Option Agreement, the Issuer granted Mr. Stempel an option to purchase up to 300,000 shares of Common Stock at an exercise price of $10.688 per share, the fair market value of the Common Stock as of the date of the Stock Option Agreement. The option granted to Mr. Stempel may be exercised from time to time in whole or in part commencing as of the date of the Stock Option Agreement and ending on the tenth anniversary of such date. The option is not subject to vesting requirements and may be exercised by Mr. Stempel prior to or after the termination of his service as an executive officer and director of the Issuer.

                  The Stock Option Agreement  provides that the number of shares of Common Stock issuable to Mr. Stempel thereunder and the applicable exercise price per share will be subject to appropriate adjustment in connection with any stock split, stock dividend, reverse stock split, combination of shares, merger, recapitalization or other reorganization affecting the Issuer's Common Stock.


Item 7.     Material to Be Filed as Exhibits

            (i)   Executive Employment Agreement

            (ii)  Restricted Stock Agreement

            (iii) Stock Option Agreement

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      January 22, 1999                             /s/ Robert C. Stempel
-----------------------------                     ------------------------------
            Date                                       Robert C. Stempel

                                   EXHIBITS


EXHIBIT NUMBER                DESCRIPTION                     PAGE NUMBER

1                             Executive Employment                10
                              Agreement

2                             Restricted Stock Agreement          18

3                             Stock Option Agreement              31

                                                                  EXHIBIT 1



                       EXECUTIVE EMPLOYMENT AGREEMENT



                  EXECUTIVE EMPLOYMENT AGREEMENT dated as of January 15, 1999 by and between Energy Conversion Devices, Inc., a Delaware corporation (the "Company"), and Robert C. Stempel (the "Executive").

                  The Executive currently serves as the Chairman of the Board of Directors and Executive Director of the Company. In order to induce the Executive to enter into this Agreement and to continue to devote his full business time and attention to the business and affairs of the Company, the Company and the Executive have entered into this Agreement and the Company has agreed to enter into a Stock Option Agreement (the "Stock Option Agreement") and a Restricted Stock Agreement (the "Restricted Stock Agreement"), each dated as of the date hereof, pursuant to which the Company has agreed to grant to the Executive an option to acquire certain shares of the Company's Common Stock, par value $.01 per share, and to issue to the Executive certain shares of its Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), upon the terms and subject to the conditions set forth therein.

                  For  good  and   valuable   consideration,   the  receipt  and
sufficiency of which are hereby acknowledged, the Company and the Executive do hereby agree as follows:

                  Section 1. Employment and Duties. Upon the terms and subject to the conditions set forth in this Agreement, the Company agrees to employ the Executive as its Executive Director and the Executive hereby accepts such employment and agrees to perform such services as would be customary for such position or as otherwise reasonably requested from time to time by the Company's Board of Directors. Except in connection with normal business travel, the Executive shall not be required to perform his duties under this Agreement at a location other than the Detroit metropolitan area.

                  Section 2. Other Employment. The Company acknowledges and agrees that the Executive may, in addition to his position as Executive Director of the Company, serve as a senior advisor to EV Global Motors, an outside director of other publicly held corporations and as a director and officer of subsidiaries of the Company, and may divide his time between the Company, such other publicly held corporations and the Company's subsidiaries as necessary and appropriate, provided that the Executive shall spend such time and efforts as reasonably necessary to fulfill his duties on behalf of the Company.

                  Section 3. Term. The term of employment under this Agreement (the "Employment Period") shall commence as of the date hereof and shall remain in effect until September 30, 2005 unless earlier terminated as hereinafter provided. The Employment Period shall be automatically renewed for successive one year periods after the initial term unless terminated by either the Executive or the Company by giving written notice of termination at least 120 days in advance of the renewal date.

                  Section 4.  Compensation.

                  4.1 Salary. For all the services to be rendered by the Executive hereunder, the Company agrees to pay, during the Employment Period, an annual salary, determined by the Board of Directors of the Company from time to time, payable every two weeks or otherwise according to the Company's regular pay schedule for salaried employees.

                  4.2 Bonus. During the Employment Period, the Executive shall be entitled to receive annual bonuses as may be deemed advisable by the Board of Directors of the Company based on the individual performance of the Executive and the financial performance of the Company.

                  4.3 Other Benefits. During the Employment Period, the Executive shall be eligible for all non-wage benefits, including health, disability and life insurance, pension and profit sharing, stock option, automobile use or allowance, and organizational membership fees, that the Company provides generally for its senior executive officers. The Company shall not be obligated to provide any such non-wage benefit to the Executive if and so long as the Executive is entitled to receive a comparable benefit on substantially equivalent terms from any prior or subsequent employer.

                  Section 5. Business Expenses. Subject to policies established from time to time by the Company, the Company shall reimburse the Executive for the reasonable, ordinary and necessary expenses incurred by him in connection with the performance of his duties hereunder, including ordinary and necessary travel expenses and entertainment expenses.

                  Section 6.  Covenants of Executive.

                  6.1 Non-Competition During the Employment Period. During the Employment Period, except as provided in Section 2, the Executive shall not, without the Company's prior written consent, which may be withheld at the Company's sole discretion, engage in any other business activity for gain, profit or other pecuniary advantage (except the investment of funds in such form or manner as shall not require any material services on the part of the Executive in the operation of the affairs of the companies in which such investments are made) or engage in or any manner be connected or concerned, directly or indirectly, whether as an officer, director, stockholder, partner, owner, employee, creditor or otherwise, with the operation, management or conduct of any business anywhere in the world that competes with the business of the Company or that utilizes technology of a nature similar to that utilized by the Company.

                  6.2 Confidentiality. During the Employment Period and following the termination thereof for any reason, the Executive shall not disclose or make any use of, for his own benefit or for the benefit of any business or entity other than the Company, any secret or confidential information or any other information of or pertaining to the Company, its business, products, financial affairs, licensees, customers or services not generally known by the public and which was acquired by him during his affiliation with the Company.

                  6.3 Inventions and Secrecy. Except as otherwise provided in this Section 6.3, the Executive shall (a) promptly disclose to the Company all inventions, ideas, devices, processes, formulas, compositions, techniques and research and development information

(whether patentable or unpatentable and whether or not reduced to practice) made or conceived by him alone or jointly with others from the time of entering the Company's employ until such employment is terminated for any reason, relevant or pertinent in any way, whether directly or indirectly, to the Company's business or resulting from or suggested by any work which he may have done for the Company or at its request, (b) at all times during his employment with the Company, assist the Company (at the Company's expense) to obtain and develop for the Com pany's benefit patents on such inventions, ideas, devices, processes, formulas, compositions, techniques and research and development, information, and (c) do all such acts and execute, acknowledge and deliver all such instruments as may be necessary or desirable in the opinion of the Company to vest in the Company the entire interest in such inventions, ideas, devices, processes, formulas, compositions, techniques and research and development information.

                  6.4 Competition Following Termination. If the employment of the Executive is terminated by the Company for Cause (as defined in Section 7.1) or if the Executive voluntarily terminates his employment with the Company, then within the three-year period immediately following such termination of the Executive's employment with the Company, the Executive shall not, without the prior written consent of the Company, which consent may be withheld at the sole discretion of the Company, engage in or in any manner be connected or concerned, directly or indirectly, whether as an officer, director, stockholder, partner, owner, employee, creditor or otherwise with the operation, management or conduct of any business anywhere in the world that competes with the business of the Company at the time of such termination or that utilizes technology of a nature similar to that utilized by the Company at the time of such termination. Notwithstanding the foregoing, in no event shall the restrictions of this
Section 6.4 continue beyond September 30, 2005. Neither the Executive's termination of his employment with the Company due to the Company's breach of this Agreement, nor the Executive's election not to renew the Employment Period pursuant to Section 3, shall be deemed to constitute a voluntary termination of the Executive's employment for purposes of this Agreement.

                  6.5 Solicitation of Employees and Customers Following Termination. Within the three-year period immediately following termination of the Executive's employment with the Company for any reason (other than termination by the Company without Cause), the Executive shall not, without the Company's prior written consent, which may be withheld at the Company's sole discretion, directly or indirectly, on his own behalf or on behalf of any other person or entity (a) solicit, contact, interfere with or divert any licensee or customer of the Company, or any pro spective customer identified by or on behalf of the Company, during the Executive's association with the Company or (b) solicit or hire any person then employed by the Company or employed by the Company at any time during the preceding 12-month period.

                  6.6 Acknowledgment. The Executive acknowledges that the restrictions set forth in this Section 6 are reasonable in scope and essential to the preservation of the Company's business and proprietary properties and that the enforcement thereof shall not in any manner preclude the Executive, in the event of the Executive's termination of employment with the Company, from becoming gainfully employed in such manner and to such extent as to provide a standard of living for himself, the members of his family, and those dependent upon him of at least the sort and fashion to which he and they have become accustomed and may expect.

                  6.7 Severability. The covenants of the Executive contained in this Section 6 shall each be construed as an agreement independent of any other provision in this Agreement, and the existence of any claim or cause of action of the Executive against the Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of such covenants. The parties hereby expressly agree that it is not the intention of any party hereto to violate any public policy, statutory or common law, and that if any sentence, paragraph, clause or combination of the same of this Agreement is in violation of the law of any state where applicable, such sentence, paragraph, clause or combination of the same shall be void in the jurisdictions where it is unlawful, and the remainder of such paragraph and this Agreement shall remain binding on the parties to make the covenants of this Agreement binding only to the extent that it may be lawfully done under existing applicable laws. In the event that any part of any covenant of this Agreement is determined by a court of law to be overly broad thereby making the covenant unenforceable, the parties hereto agree, and it is their desire, that such court shall substitute a judicially enforceable limitation in its place, and that as so modified the covenant shall be binding upon the parties as if originally set forth herein.

                  Section 7.  Termination.

                  7.1 Termination for Cause. The Company shall have the option to terminate the Employment Period for cause ("Cause") in the event of (a) a material breach by the Executive of the covenants provided in Section 6 of this Agreement, (b) the commission by the Executive of theft or embezzlement of material items of Company property, (c) the conviction of the Executive of a crime resulting in material injury to the business, property or reputation of the Company, or (d) the Executive's gross dereliction or malfeasance in the performance of his duties hereunder (other than as a result of the Executive's death or mental or physical disability), provided that such dereliction or malfeasance continues uncorrected during the notice period described in the next sentence. Any termination pursuant to this Section 7.1 shall be effective only upon the expiration of a 120-day period following delivery by the Company to the Executive of a written notice of such termination, setting forth in reasonable detail the grounds for such termination, if the circumstance or event providing such grounds is not cured by the Executive during such 120-day period.

                  7.2 Retirement, Disability and Death. The Executive shall have the right at any time to terminate the Employment Period in connection with the Executive's retirement as an officer of the Company or in the event the Executive becomes subject to any Disability. For purposes of this Section 7.2, the term "Disability" means any physical or mental disability, or any combination of physical or mental disabilities, which, in the good faith determination of the Executive, materially impairs the ability of the Executive to perform his regular duties as an officer of the Company. The Employment Period shall automatically terminate in the event of the Executive's death.

                  7.3 Failure to Authorize Class B Common Stock. The Executive shall have the right to terminate the Employment Period in the event of the failure of the Company's stockholders to approve the proposed amendment to the Company's Certificate of Incorporation to authorize the Class B Common Stock as provided in Section 3 of the Restricted Stock Agreement.

                  7.4 Survival of Covenants. The covenants of the Executive set forth in Sections 6.2, 6.4 and 6.5 of this Agreement shall survive the termination of the Employment Period or termination of this Agreement, regardless of the reason therefor, and shall continue in effect for the periods specified in such Sections.

                  7.5 Continuation of Insurance. Following termination or expiration of this Agreement for any reason, the Company shall, at its expense, continue the medical, disability and life insurance coverage of the Executive and the Executive's spouse, as in effect at such time, for the remainder of the lives of the Executive and the Executive's spouse or until the date the Executive or the Executive's spouse secures comparable coverage provided by another employer.

                  8.  General Provisions.

                  8.1 Notice. Any notice required or permitted hereunder shall be made in writing (a) either by actual delivery of the notice into the hands of the party thereunder entitled, or (b) by the mailing of the notice in the United States mail, certified or registered mail, return receipt requested, all postage prepaid and addressed to the party to whom the notice is to be given at the party's respective address set forth below, or such other address as the parties may from time to time designate by written notice as herein provided.

                        As addressed to the Company:

                           Energy Conversion Devices, Inc.
                           1675 West Maple Road
                           Troy, Michigan 48084

                        With a copy (which shall not constitute notice) to:

                           Chester T. Kamin, Esq.
                           Jenner & Block
                           One IBM Plaza
                           Chicago, Illinois  60611

                        As addressed to the Executive:

                           Robert C. Stempel
                           Energy Conversion Devices, Inc.
                           c/o 1675 West Maple Road
                           Troy, Michigan 48084

                        With a copy (which shall not constitute notice) to:

                           William L. Weber, Jr., Esq.
                           Daniels & Kaplan, P.C.
                           401 South Old Woodward Avenue
                           Suite 350
                           Birmingham, Michigan 48009-6613

                  The notice shall be deemed to be received in case (a) on the date of its actual receipt by the party entitled thereto and in case (b) on the third day after date of its mailing.

                  8.2 Amendment and Waiver. No amendment or modification of this Agreement shall be valid or binding upon the Company unless made in writing and signed by an officer of the Company duly authorized by the Company's Board of Directors or upon the Executive unless made in writing and signed by him. The waiver by any party of the breach of any provision of this Agreement by any other party shall not operate or be construed as a waiver of any subsequent breach.

                  8.3 Governing Law. THE VALIDITY AND EFFECT OF THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HERETO SHALL BE CONSTRUED AND DETERMINED IN ACCORDANCE WITH THE INTERNAL LAWS, AND NOT THE LAW OF CONFLICTS, OF THE STATE OF MICHIGAN.

                  8.4 Entire Agreement. This Agreement (together with the Stock Option Agreement, the Restricted Stock Agreement and any other agreements pursuant to which the Executive has been granted stock options by the Company) contains all of the terms agreed upon by the parties with respect to the subject matter hereof and supersedes all prior agreements, arrangements and communications between the parties dealing with such subject matter, whether oral or written.

                  8.5 Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the transferees, successors and assigns of the Company, including any company or corporation with which the Company may merge or consolidate, and shall be binding upon the Executive and shall inure to the benefit of the Executive and his heirs, executors, personal representative and beneficiaries.

                  8.6 Remedies for Breach. The Executive specifically acknowledges that his services under this Agreement are unique and extraordinary and that irreparable injury shall result to the Company and its business and property in the event of a breach of the terms and conditions of this Agreement to be performed by him (including, but not limited to, leaving the employment provided for hereunder). The Executive, therefore, agrees that in the event of his breach of any of the terms and conditions of this Agreement to be performed by him (including, but not limited to, leaving the employment provided for hereunder) the Company shall be entitled, if it so elects, to institute and prosecute proceedings in any court of competent jurisdiction, either at law or in equity and without posting any bond or other security, to enjoin him from performing services for any other person, firm or corporation in violation of any of the terms of this Agreement, and to obtain damages for any breach of this Agreement. In the event of the breach by the Company of any of the terms and conditions of this Agreement to be performed by it, the Executive's remedies shall be similarly free of limitations. The remedies provided herein shall be cumulative and in addition to any and all other remedies which either party may have at law or in equity.

                  8.7 Costs of Enforcement. In the event of any suit or proceeding by the Executive seeking to enforce the terms, covenants or conditions of this Agreement, the Executive, if he prevails, shall in addition to all other remedies and relief that may be available under this Agreement or applicable law recover his reasonable attorneys' fees and costs as shall be determined and awarded by the court.

                  8.8 Headings. Numbers and titles to paragraphs hereof are for information purposes only and, where inconsistent with the text, are to be disregarded.

                  8.9 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which when taken together, shall be and constitute one and the same instrument.

                                 * * * * *

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the date and year first written above.

                         ENERGY CONVERSION DEVICES, INC.



                                By:  /s/ Stanford R. Ovshinsky
                                   ------------------------------------
                                     Stanford R. Ovshinsky
                                     Its: President and Chief Executive Officer




                                    /s/ Robert C. Stempel
                                   ------------------------------------
                                     Robert C. Stempel

                                                                  EXHIBIT 2


                         RESTRICTED STOCK AGREEMENT


                  RESTRICTED STOCK AGREEMENT dated as of January 15, 1999 by and between Energy Conversion Devices, Inc., a Delaware corporation (the "Company"), and Robert C. Stempel (the "Executive").

                  The Executive currently serves as the Chairman of the Board of Directors and Executive Director of the Company. In order to induce the Executive to continue to devote his full business time and attention to the business and affairs of the Company, the Company and the Executive have entered into an Executive Employment Agreement dated as of the date hereof (the "Employment Agreement") and the Company has agreed to grant to the Executive an option to acquire certain shares of the Company's Common Stock, par value $.01 per share ("Common Stock"), pursuant to a Stock Option Agreement dated as of the date hereof (the "Stock Option Agreement") and to issue to the Executive certain shares of its Common Stock and Class B Common Stock, par value $.01 per share, upon the terms and subject to the conditions set forth in this Agreement.

                  For  good  and   valuable   consideration,   the  receipt  and
sufficiency of which are hereby acknowledged, the Company and the Executive do hereby agree as follows:

                  1. Defined Terms. As used in this Agreement, the following capitalized terms shall have the meanings indicated in this Section 1:

                  "Certificate of Amendment" means the Certificate of Amendment in the form attached to this Agreement as Annex A authorizing the Class B Common Stock.

                  "Change in  Control"  means a change in control of the Company of a nature that would be required to be reported in response to Item 1(a) of the Current Report on Form 8-K, as in effect as of the date of this Agreement, promulgated pursuant to Section 13 or 15(d) of the Securities Exchange Act of
1934, as amended (the "Exchange Act"), whether or not the Company is then subject to the reporting requirements of the Exchange Act; provided that, without limitation, such a change in control shall be deemed to have occurred if
(a) there shall be consummated any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the Company's assets, (b) the stockholders of the Company approve any plan or proposal of liquidation or dissolution of the Company, (c) there shall be consummated any consolidation or merger of the Company in which the Company is not the surviving or continuing corporation or pursuant to which the Company's voting securities would be converted into cash, securities or other property,
(d) any "person" or "group" (as such terms are used in Section 13(d) and 14(d) of the Exchange Act) other than the Executive shall become, after the date of this Agreement, the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 30% or more of the combined voting power of the Company's then-outstanding voting securities ordinarily having the right to vote for the election of directors, (e) individuals who, as of the date of this Agreement, constitute the Board of Directors of the Company (the "Board" generally, and as of the date hereof, the "Incumbent Board") shall cease for any reason to constitute a majority of the Board, provided that any person becoming a director subsequent to the date of this Agreement whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least three-quarters of the directors comprising the Incumbent Board (other than an election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the directors of the Company, as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) shall be, for purposes of this Agreement, considered as though such person were a member of the Incumbent Board, (f) a proceeding is instituted in a court of competent jurisdiction seeking a decree or order for relief in respect of the Company in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or for the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of the Company or for any substantial part of its property, or for the winding-up or liquidation of its affairs, and such proceeding remains undismissed or unstayed and in effect for a period of 60 consecutive days or such court enters a decree or court granting the relief sought in such proceeding, or (g) the Company commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereinafter in effect, consents to the entry of an order for relief in an involuntary case under any such law, or consents to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) of or for any substantial part of its property, or makes a general assignment for the benefit of creditors, or fails generally to pay its debts as they become due, or take any corporate action in furtherance of any of the foregoing. Notwithstanding the foregoing, no Change in Control shall be deemed to occur as a result of any transfer of beneficial ownership of shares of Common Stock or Class A Common Stock from Stanford R. Ovshinsky to Iris M. Ovshinsky.

                  "Class A Common Stock" means the Company's Class A Common Stock, par value $.01 per share.

                  "Class B Common Stock" means the Company's Class B Common Stock, par value $.01 per share.

                  "Code" has the meaning set forth in Section 10(b).

                  "Common Stock"  means the Company's Common Stock,  par   value
$.01 per share.

                  "Company" means Energy Conversion Devices, Inc., a Delaware corporation.


                  "Conversion Date" means the first date as of which all outstanding shares of Class A Common Stock have been converted into shares of Common Stock and no shares of Class A Common Stock are issued and outstanding.

                  "Demand Registration" has the meaning set forth in Section 11(a).

                  "Disability" means any physical or mental disability, or any combination of physical or mental disabilities, which, in the good faith determination of the Executive, materially impairs the ability of the Executive to perform his regular duties as a director or officer of the Company.

                  "Excise Tax" has the meaning set forth in Section 10(d).

                  "Executive" means Robert C. Stempel.

                  "Gross-Up Payment" has the meaning set forth in Section 10(d).

                  "Payment" has the meaning set forth in Section 10(d).

                  "Permitted Transferee" has the meaning set forth in Section 7(b).

                  "Piggyback Registration" has the meaning set forth in Section 11(e).

                  "Registration Expenses" means all expenses incident to the Company's performance of or compliance with the provisions of Section 11 of this Agreement, including all registration and filing fees, fees and expenses of compliance with securities or blue sky laws, printing expenses, messenger and delivery expenses, and fees and disbursements of counsel for the Company and all independent certified public accountants, underwriters (excluding discounts and commissions) and other persons retained by the Company.

                  "Registrable Securities" means, collectively, (a) any shares of Common Stock which are deemed to have vested in accordance with the provisions of Section 5, (b) any shares of Common Stock issued or issuable upon the conversion of shares of Class B Common Stock which are deemed to have vested in accordance with the provisions of Section 5 and (c) any shares of Common Stock issued or issuable upon the exercise of the stock option granted to the Executive pursuant to the Stock Option Agreement.

                  "Restricted Stock" has the meaning set forth in Section 3. For purposes of this Agreement, the term "Restricted Stock" shall also include (a) any Common Stock issued or issuable upon the conversion of the shares of Class B Common Stock issued to the Executive pursuant to this Agreement and (b) any equity securities of the Company or any of its subsidiaries issued or issuable in connection with any stock dividend, stock split, combination of shares, merger, consolidation, recapitalization, spin-off or similar transaction with respect to or affecting the shares of Common Stock or Class B Common Stock issued to the Executive pursuant to this Agreement or any Common Stock issued or issuable with respect thereto.

                  "Securities Act" has the meaning set forth in Section 11(a).

                  "Transfer" means any sale, assignment, conveyance, pledge, hypothecation, transfer or other disposition.

                  2. Grant of Common Stock. Upon the terms and subject to the conditions set forth in this Agreement, the Company hereby agrees to issue to the Executive, as of the date of this Agreement, 430,000 shares of Common Stock. The Company hereby acknowledges receipt from the Executive of $4,300, representing an amount equal to the aggregate par value of the Common Stock. The Company accordingly represents and warrants to the Executive that the foregoing shares of Common Stock have been validly issued and are fully paid and nonassessable.

                  3. Stockholder Approval of Class B Common Stock. The Company shall submit to its stockholders at its next annual meeting of stockholders a proposal to amend the Company's Certificate of Incorporation as set forth in the Certificate of Amendment. The proxy materials delivered to the Company's stockholders in connection with such meeting shall include the recommendation of the Company's Board of Directors that the Company's stockholders vote in favor of and approve the proposal to amend the Company's Certificate of Incorporation and the Company shall otherwise use its reasonable best efforts to cause such proposal to be approved by its stockholders. Immediately after such stockholder meeting, provided that such proposal has been approved by the requisite vote of the Company's stockholders, the Company shall cause the Certificate of Amendment to be filed with the Secretary of State of the State of Delaware in accordance with the requirements of the Delaware General Corporation Law. Immediately following the filing of the Certificate of Amendment, the Executive shall surrender to the Company the shares of Common Stock issued to the Executive pursuant to Section 2, together with appropriate stock powers duly executed in blank, and in exchange therefor the Company shall issue to the Executive an equal number of shares of Class B Common Stock. Upon surrender to the Company, the shares of Common Stock formerly held by the Executive shall resume the status of authorized but unissued shares of Common Stock. If the proposal to approve the Certificate of Amendment is not approved by the Company's stockholders as contemplated by this Section 3, then the Executive shall be entitled to continue to hold the shares of Common Stock issued to him pursuant to Section 2. The shares of Common Stock and Class B Common Stock issued to the Executive pursuant to this Agreement are referred to collectively as the "Restricted Stock."

                  4.  Dividend and Voting Rights.

                  (a) So long as the Executive continues to serve as a director of the Company and irrespective of whether the Restricted Stock is deemed to have vested in accordance with the provisions of Section 5, the Executive shall be entitled to exercise all voting rights with respect to the Restricted Stock, including all preferential voting rights to which the holders of Class B Common Stock may become entitled from and after the Conversion Date, and shall be entitled to receive all dividends and distributions payable in respect of the Restricted Stock.

                  (b) Except as otherwise provided in Section 8, as of the date the Executive ceases to serve as a director of the Company for any reason, the Executive, or his executor or legal representative, shall (i) immediately cease to be entitled to exercise any preferential voting rights with respect to any shares of Class B Common Stock held by the Executive or his estate and (ii) cease to be entitled to receive any dividend or distribution thereafter payable in respect of the Restricted Stock.

                  5.  Vesting.

                  (a) The Restricted Stock shall be deemed to have vested (i) in full on September 30, 2005, if the Executive is serving as both a director and an officer of the Company on such date, (ii) in part, as provided in
      Section 5(b), on September 30, 2005, if the Executive is serving as a director, but not as an officer, of the Company on such date, (iii) in part, as provided in

      Section 5(b), upon the Executive's death prior to September 30, 2005 if the Executive is serving as a director of the Company as of the date of his death, (iv) in part, as provided in Section 5(b), upon the Executive's resignation as a director of the Company prior to September 30, 2005 due to Disability, (v) in full upon the occurrence of a Change in Control prior to September 30, 2005 provided that the Executive was serving as a director of the Company on the date 90 days prior to the occurrence of such Change in Control, and (vi) in full in the event the Executive is not nominated as a director of the Company or if the Executive is nominated as a director but not elected by the Company's stockholders.

                  (b) If (i) the Executive is serving as a director, but not an officer, of the Company on September 30, 2005, (ii) the Executive dies prior to September 30, 2005 while serving as a director of the Company or
      (iii) the Executive resigns as a director of the Company prior to September 30, 2005 due to Disability, the number of shares of Restricted Stock that will be deemed to have vested for purposes of this Agreement will be equal to (A) 5,308.65 shares, multiplied by the number of full calendar months in the period commencing as of January 1, 1999 and ending on September 30, 2005 or the date of the death or resignation of the Executive, as applicable, during which the Executive served both as a director and an officer of the Company and (B) 2,654.325 shares, multiplied by the number of full calendar months in the period commencing as of January 1, 1999 and ending on September 30, 2005 or the date of the death or resignation of the Executive, as applicable, during which the Executive served as a director, but not an officer, of the Company.

                  (c) In addition to any shares of Restricted Stock which may be deemed to have vested in accordance with the provisions of Section 5(b), if the Executive dies prior to September 30, 2005 while serving as a director of the Company, the Executive shall be deemed to have vested in an additional number of shares of Restricted Stock equal to quotient determined by dividing (i) the total number of shares of Restricted Stock minus the number of shares of Restricted Stock deemed to have vested upon the Executive's death in accordance with the provisions of Section 5(b) by
      (ii) 2.

                  6. Forfeiture and Conversion of Restricted Shares.

                  (a) Except as otherwise provided in Section 8, as of the date the Executive ceases for any reason to serve as a director of the Company, any shares of Restricted Stock which are not deemed to have vested as of such date in accordance with the provisions of Section 5 shall be immediately forfeited by the Executive and neither the Executive, his estate nor any other person acting on behalf of the Executive or claiming any interest in his estate shall have any further rights or interests in any such forfeited shares of Restricted Stock. Except as otherwise provided in Sections 7 and 8, all shares of Class B Common Stock which are forfeited by the Executive shall be deemed to have been converted into shares of Common Stock immediately upon such forfeiture and shall not be reissued by the Company.

                  (b) Except as otherwise provided in Sections 7 or 8, within 30 days after the date the Executive ceases for any reason to serve as a director of the Company, any shares of Class B Common Stock which are deemed to have vested in accordance with the provisions of Section 5 as of the date of the Executive's cessation of service as a director shall be converted into shares of Common Stock and share certificates evidencing such shares of Common Stock shall be issued to the Executive or his estate or legal representative.

                  7.  Restrictions on Transfer.

                  (a) Except as otherwise expressly provided in this Section 7, the Executive shall not Transfer any interest in any share of Restricted Stock.

                  (b) At any time and from time to time after the Conversion Date, the Executive, so long as he is then serving as a director of the Company, may deliver written notice to the Secretary of the Company designating one or more persons also then serving as a director of the Company as a permitted transferee of all or a portion of the Restricted Stock pursuant to this Section 7(b). At any time after the date such notice of designation is delivered by the Executive, the Board, acting upon the vote or consent of the majority of the directors then in office (excluding for this purpose the Executive), may approve the person or persons designated in the Executive's notice of designation and each such person, as of the date of such approval by the Board, shall be deemed to be a "Permitted Transferee" for purposes of this Agreement. The Board, acting as aforesaid, may in connection with the approval of any person as a Permitted Transferee stipulate conditions on such approval (including the number of shares of Restricted Stock permitted to be transferred to such person and the terms and conditions under which such person will be permitted to hold such shares). At any time during the period commencing on the date of the approval of any person as a Permitted Transferee and ending upon the occurrence of a Change in Control, those directors constituting the Incumbent Board, acting upon the vote or consent of the majority of such directors (excluding for this purpose the Executive), may act to rescind such approval, in which event such person shall thereafter no longer be deemed to be a Permitted Transferee for purposes of this Agreement, or to modify the terms and conditions under which such Permitted Transferee is permitted to hold shares of Restricted Stock transferred to such Permitted Transferee.

                  (c) The Executive or his executor or legal representative may, upon Executive's death or his resignation as a director of the Company due to Disability, Transfer all or any portion of the Restricted Stock, without regard to whether such Restricted Stock is deemed to have vested in accordance with Section 5, to any Permitted Transferee subject to any conditions relating to such Transfer determined by the Board in accordance with the provisions of Section 7(b).

                  (d) Upon any Transfer of Restricted Stock pursuant to the provisions of Section 7(c), the Company, as of the effective date of such Transfer, shall issue to the Executive (or to his estate in the event of the Executive's death) a number of shares of Common Stock equal to the number of shares of Restricted Stock included in such Transfer which were deemed to have vested in accordance with the provisions of Section 5 as of the date of the Executive's death or resignation as a director.

                  (e) Following the date upon which any shares of Class B Common Stock have deemed to have vested in accordance with the provisions of
      Section 5, the Executive or his executor or legal representative may at any time convert such shares into shares of Common Stock and may at any time thereafter Transfer such shares of Common Stock, subject to any restrictions on Transfer arising under the federal or applicable state securities laws.

                  8. Change in Control. Notwithstanding any provision of this Agreement to the contrary, if the Executive's cessation of service as a director or officer of the Company occurs as of result of, or directly or indirectly in connection with, a Change in Control, then (a) the Executive shall continue to be entitled to exercise all preferential voting rights to which the holders of the Class B Common Stock may be entitled, (b) all of the Restricted Stock shall be deemed to have vested immediately upon the occurrence of such Change in Control and (c) none of the Restricted Stock shall be required to be forfeited or converted by the Executive or his estate.

                  9.  Delivery of Shares; Stock Legends.

                  (a) At all times during the period during which the Transfer of the Restricted Stock is prohibited in accordance with the provisions of
      Section 7, all stock certificates evidencing the Restricted Stock shall be held in custody by the Company for the Executive's account. Upon the expiration or termination of such period, the Company shall deliver to the Executive or his estate, as applicable, stock certificates, without any legend other than as to applicable securities law transfer restrictions, evidencing the number of shares of Restricted Stock which are deemed to have vested in accordance with the provisions of Section 5. Except as otherwise provided in Section 7, upon the forfeiture of any Restricted Stock, such Restricted Stock shall be transferred to the Company, without further action by the Executive, as an issued, reacquired share, and shall be deemed to have been converted into shares of Common Stock immediately upon such forfeiture and shall not be reissued by the Company.

                  (b) Each certificate evidencing shares of Restricted Stock shall be imprinted with a legend in substantially the following form:

                  "The   securities   represented  by  this   certificate   were
                  originally issued on January 15, 1999, and have not been registered under the Securities Act of 1933, as amended. The transfer of the securities represented by this certificate is subject to the conditions specified in the Restricted Stock Agreement dated as of January 15, 1999, between the Energy Conversion Devices, Inc., a Delaware corporation (the "Company") and Robert C. Stempel, and the Company reserves the right to refuse the transfer of such securities until such conditions have been fulfilled with respect to such transfer. A copy of such conditions will be furnished by the Company to the holder hereof upon written request and without charge."

                  10.  Tax Matters.

                  (a) The Restricted Stock issued to the Executive pursuant to this Agreement shall be deemed to have been issued at the fair market value thereof as of the date of the initial issuance thereof as provided in this Agreement or, in the case of any securities constituting Restricted Stock issued after such initial issuance date, as of the date of issuance of such security. For this purpose, the fair market value of each share of Class B Common Stock shall be deemed to be equal to the closing sale price of a share of Common Stock on the date of issuance thereof as reported by The Nasdaq Stock Market, Inc.

                  (b) The Executive acknowledges that he will be taxed on the value of the Restricted Stock as of the date such Restricted Stock is deemed to have vested in accordance with the provisions of Section 5. The Executive further acknowledges that he understands that he may make an election under Section 83(b) of the Internal Revenue Code of 1986, as amended (the "Code"), to be taxed on the value of the Restricted Stock as of the date of this Agreement rather than in the years the Restricted Stock is deemed to have vested. The Executive, after consulting with his personal legal, tax and financial advisors, hereby notifies the Company that he does not intend to make such an election with respect to the Restricted Stock to be issued to him pursuant to this Agreement.

                  (c) Upon the vesting of the Restricted Stock, the Company shall be entitled to make appropriate arrangements to satisfy any tax withholding requirements provided by applicable law.

                  (d) If, as a result of the immediate vesting of the Restricted Stock in connection with a Change in Control as provided in Section 8(b), any payment or benefit (within the meaning of Section 280G(b)(2) of the Code) to the Executive or for the Executive's benefit paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise in connection with the Executive's employment with the Company (a "Payment") would be subject to the excise tax imposed by Section 4999 of the Code, or any interest or penalties are incurred by the Executive with respect to such excise tax (such excise tax, together with any such interest and penalties, are collectively referred to as the "Excise Tax"), then the Executive will be entitled to receive an additional payment (a "Gross-Up Payment") from the Company in an amount such that after payment by the Executive of all taxes (including any interest or penalties imposed with respect to such taxes and any Excise Tax imposed upon the Gross-Up Payment), the amount of the Gross-Up Payment retained by the Executive equals the Excise Tax imposed upon such Payment.

                  11.  Registration Rights.

                  (a) Upon the terms and subject to the conditions set forth in this Section 11, the Executive or his estate or legal representative may request a single registration (the "Demand Registration") under the Securities Act of 1933, as amended (the "Securities Act"), of all or part of the Registrable Securities.

                  (b) The Registration Expenses of the holders of Registrable Securities shall be paid by the Company in connection with the Demand Registration.

                  (c) The Company shall not include in the Demand Registration any securities which are not Registrable Securities without the prior written consent of the Executive or his estate or legal representative. If the Demand Registration is an underwritten offering and the managing underwriters advise the Company that in their opinion the number of Registrable Securities and, if permitted hereunder, other securities requested to be included in such offering exceeds the number of Registrable Securities and other securities which can be sold in an orderly manner in such offering within a price range acceptable to the Executive or his estate or legal representative, the Company shall include in such registration prior to the inclusion of any securities which are not Registrable Securities the number of Registrable Securities requested to be included which in the opinion of such underwriters can be sold in an orderly manner within the price range of such offering.

                  (d) The Company may postpone for up to 180 days the filing or the effectiveness of a registration statement for the Demand Registration if the Company determines in good faith that such Demand Registration would reasonably be expected to have an adverse effect on any proposal or plan by the Company to engage in any acquisition of assets (other than in the ordinary course of business), merger, consolidation or tender offer or to enter into any material license agreement, joint venture arrangement or similar transaction; provided that in such event, the holders of Registrable Securities shall be entitled to withdraw such request and, if such request is withdrawn, such Demand Registration shall not count as the permitted Demand Registration hereunder and the Company shall pay all Registration Expenses in connection with such registration.

                  (e) Whenever the Company proposes to register any of its securities under the Securities Act (other than pursuant to a Demand Registration and other than registrations on Form S-4, Form S-8 or any similar or successor registration forms) and the registration form to be used may be used for the registration of Registrable Securities (a "Piggyback Registration"), the Company shall give prompt written notice to the Executive of its intention to effect such a registration and shall include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within 15 days after the giving of the Company's notice.

                  (f) The Registration Expenses of the holders of Registrable Securities shall be paid by the Company in connection with all Piggyback Registrations.

                  (g) If a Piggyback Registration is an underwritten primary registration on behalf of the Company, and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in an orderly manner in such offering within a price range acceptable to the Company, the Company shall include in such registration (i) first, the securities the Company proposes to sell, (ii) second, the Registrable Securities and any other securities requested to be included in such registration by holders entitled to registration rights in connection therewith, pro rata among such holders based on the number of shares requested to be included in such registration, and (iii) third, other securities requested to be included in such registration

                  (h) If a Piggyback Registration is an underwritten secondary registration on behalf of holders of the Company's securities, and the managing underwriters advise the Com pany in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in an orderly manner in such offering within a price range acceptable to the holders initially requesting such registration, the Company will include in such registration (i) first, the securities requested to be included therein by the holders requesting such registration, (ii) second, the Registrable Securities and any other securities requested to be included in such registration by holders entitled to registration rights in connection therewith, pro rata among such holders based on the number of shares requested to be included in such registration, and (iii) third, other securities requested to be included in such registration.

                  (i) Whenever the holders of Registrable Securities have requested that any Registrable Securities be registered pursuant to this Agreement, the Company shall use its reasonable best efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition.

                  (j) The Company agrees to indemnify, to the extent permitted by law, each holder of Registrable Securities, its officers and directors and each person who controls such holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses caused by any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such holder expressly for use therein or by such holder's failure to deliver a copy of the registration statement or prospectus or any amendments or supplements thereto after the Company has furnished such holder with a sufficient number of copies of the same. In connection with an underwritten offering, the Company shall indemnify such underwriters, their officers and directors and each person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the holders of Registrable Securities.

                  (k) In connection with any registration statement in which a holder of Registrable Securities is participating, each such holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such registration statement or prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and each person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses resulting from any untrue or alleged untrue statement of material fact contained in the regis tration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such holder; provided that the obligation to indemnify shall be individual to each holder and shall be limited to the net amount of proceeds received by such holder from the sale of Registrable Securities pursuant to such registration statement.

                  (l) The registration rights provided in this Section 11 shall be exercisable only after the vesting of the Restricted Stock in accordance with the provisions of Section 5 and shall not be deemed to permit the Transfer of any Restricted Stock otherwise prohibited in this Agreement.

                  12.  Miscellaneous.

                  (a) Any notice required or permitted hereunder shall be made in writing (i) either by actual delivery of the notice into the hands of the party thereunder entitled, or (ii) by the mailing of the notice in the United States mail, certified or registered mail, return receipt requested, all postage prepaid and addressed to the party to whom the notice is to be given at the party's respective address set forth below, or such other address as the parties may from time to time designate by written notice as herein provided.

                  As addressed to the Company:

                     Energy Conversion Devices, Inc.
                     1675 West Maple Road
                     Troy, Michigan 48084

                  With a copy (which shall not constitute notice) to:

                     Chester T. Kamin, Esq.
                     Jenner & Block
                     One IBM Plaza
                     Chicago, Illinois  60611

                  As addressed to the Executive:

                     Robert C. Stempel
                     c/o Energy Conversion Devices, Inc.
                     1675 West Maple Road
                     Troy, Michigan 48084

                  With a copy (which shall not constitute notice) to:

                     William L. Weber, Jr., Esq.
                     Daniels & Kaplan, P.C.
                     401 South Old Woodward Avenue
                     Suite 350
                     Birmingham, Michigan 48009-6613

                  The notice shall be deemed to be received in case (i) on the date of its actual receipt by the party entitled thereto and in case (ii) on the third day after date of its mailing.

                  (b) No amendment or modification of this Agreement shall be valid or binding upon the Company unless made in writing and signed by an officer of the Company duly authorized by the Company's Board of Directors or upon the Executive unless made in writing and signed by him. The waiver by any party of the breach of any provision of this Agreement by any other party shall not operate or be construed as a waiver of any subsequent breach.

                  (c) THE VALIDITY AND EFFECT OF THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HERETO SHALL BE CONSTRUED AND DETERMINED IN ACCORDANCE WITH THE INTERNAL LAWS, AND NOT THE LAW OF CONFLICTS, OF THE STATE OF MICHIGAN.

                  (d) This Agreement (together with the Employment Agreement, the Stock Option Agreement and any other agreements pursuant to which the Executive has been granted stock options by the Company) contains all of the terms agreed upon by the parties with respect to the subject matter hereof and supersedes all prior agreements, arrangements and communications between the parties dealing with such subject matter, whether oral or written.

                  (e) This Agreement shall be binding upon and shall inure to the benefit of the transferees, successors and assigns of the Company, including any company or corporation with which the Company may merge or consolidate, and shall be binding upon the Executive and shall inure to the benefit of the Executive and his heirs, executors, personal representative and beneficiaries.

                  (f) In the event of any suit or proceeding by the Executive seeking to enforce the terms, covenants or conditions of this Agreement, the Executive, if he prevails, shall in addition to all other remedies and relief that may be available under this Agreement or applicable law recover his reasonable attorneys' fees and costs as shall be determined and awarded by the court.

                  (g)   Numbers  and  titles  to   paragraphs   hereof  are  for
      information purposes only and, where inconsistent with the text, are to be disregarded.

                  (h)  This   Agreement   may  be  executed  in  any  number  of
      counterparts, each of which shall be deemed an original, but all of which when taken together, shall be and constitute one and the same instrument.

                                 * * * * *

                  IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.


                                          ENERGY CONVERSION DEVICES, INC.



                          By: /s/ Stanford R. Ovshinsky
                              --------------------------------------------
                               Stanford R. Ovshinsky
                               Its:  President and Chief Executive Officer





                               /s/ Robert C. Stempel
                               -------------------------------------------
                                Robert C. Stempel

                                                                  EXHIBIT 3



                           STOCK OPTION AGREEMENT



                  STOCK OPTION AGREEMENT dated as of January 15, 1999 by and between Energy Conversion Devices, Inc., a Delaware corporation (the "Company"), and Robert C.
Stempel (the "Executive").

                  The Executive currently serves as the Chairman of the Board of Directors and Executive Director of the Company. In order to induce the Executive to continue to devote his full business time and attention to the business and affairs of the Company, the Company and the Executive have entered into an Executive Employment Agreement dated as of the date hereof (the "Employment Agreement") and the Company has agreed to issued to the Executive certain shares of its Class B Common Stock, par value $.01 per share, pursuant to a Restricted Stock Agreement dated as of the date hereof (the "Restricted Stock Agreement") and to grant to the Executive an option to acquire certain shares of the Company's Common Stock, par value $.01 per share, upon the terms and subject to the conditions set forth in this Agreement.

                  For  good  and   valuable   consideration,   the  receipt  and
sufficiency of which are hereby acknowledged, the Company and the Executive do hereby agree as follows:

                  1. Defined Terms. As used in this Agreement, the following capitalized terms shall have the meanings indicated in this Section 1:

                  "Aggregate Exercise Price"  has  the  meaning  set  forth   in
Section 3(b).

                  "Common Stock" means shares of the Company's Common Stock, par value $.01 per share; provided that if there is a change such that the securities issuable upon exercise of the Option are issued by an entity other than the Company or there is a change in the class of securities so issuable, then the term "Common Stock" shall mean one share of the securities issuable upon exercise of the Option if such securities is issuable in shares, or shall mean the smallest unit in which such securities is issuable if such securities is not issuable in shares.

                  "Company" means Energy Conversion Devices, Inc., a Delaware corporation.

                  "Executive" means Robert C. Stempel.

                  "Exercise Price" has the meaning set forth in Section 2.

                  "Exercise Period" has the meaning set forth in Section 3(a).

                  "Exercise Time" has the meaning set forth in Section 3(b).

                  "Liquidating Dividend" has the meaning set forth in Section 6.

                  "Market Price" means, as to any securities, the average of the closing prices of the sales of such securities on all domestic securities exchanges on which such securities may at the time be listed, or, if there have been no sales on any such exchange on any day, the average of the highest bid and lowest asked prices on all such exchanges as the end of such day, or, if on any day such securities is not so listed, the average of the representative bid and asked prices quoted in The Nasdaq Stock Market, Inc. as of 4:00 P.M., New York City time, on such day, or, if on any day such securities is not quoted in The Nasdaq Stock Market, Inc., the average of the highest bid and lowest asked prices on such day in the domestic over-the-counter market as reported by the National Quotation Bureau, Incorporated, or any similar successor organization, in each such case averaged over a period of 21 days consisting of the day as of which "Market Price" is being determined and the 20 consecutive business days prior to such day; provided that if such securities is listed on any domestic securities exchange the term "business days" as used in this sentence means business days on which such exchange is open for trading. If at any time such securities is not listed on any domestic securities exchange or quoted in The Nasdaq Stock Market, Inc. or the domestic over-the counter market, the "Market Price" shall be the fair value thereof determined jointly the Company and the Executive; provided that if such parties are unable to reach agreement within a reasonable period of time, such fair value shall be determined by an appraiser jointly selected by the Company and the Executive. The determination of such appraiser shall be final and binding on the Company and the Executive, and the fees and expenses of such appraiser shall be paid by the Company.

                  "Option" has the meaning set forth in Section 2.

                  "Organic Change" has the meaning set forth in Section 5(c).

                  "Purchase Rights" has the meaning set forth in Section 7.

                  2. Grant of Option. Upon the terms and subject to the conditions set forth in this Agreement, the Company hereby grants the Executive the option (the "Option") to purchase up to 300,000 shares of the Company's Common Stock at an exercise price of $10.688 per share (the "Exercise Price"). The number of shares issuable upon the exercise of the Option and the Exercise Price are subject to adjustment as provided in this Agreement.

                  3.  Exercise of Option.

                  (a) The Executive may exercise, in whole or in part (but not as to a fractional share of Common Stock), the Option at any time and from time to time after the date of this Agreement to and including the tenth anniversary of the date hereof (the "Exercise Period"). The Company shall give the Executive written notice of the expiration of the Exercise Period at least 30 days but not more than 90 days prior to the expiration of the Exercise Period.

                  (b) The Option shall be deemed to have been exercised when the Company has received all of the following items (the "Exercise Time"):

                        (i) a written notice of exercise executed by or on behalf of the Executive;

                        (ii)  a copy of this Agreement; and

                        (iii) either (A) a check payable to the Company in an amount equal to the product of the Exercise Price multiplied by the number of shares of Common Stock being purchased upon such exercise (the "Aggregate Exercise Price") or (B) the surrender to the Company of securities of the Company having a Market Price equal to the Aggregate Exercise Price of the Common Stock being purchased upon such exercise.

                  (b) Certificates for shares of Common Stock purchased upon exercise of the Option shall be delivered by the Company to the Executive within five business days after the date of the Exercise Time. In connection with any partial exercise of the Option, unless the Option has expired or been exercised in full, the Company shall prepare a new agreement, substantially identical hereto, representing the rights formerly represented by this Agreement that have not expired or been exercised and shall, within such five-day period, deliver such new agreement to the Executive.

                  (c) The Common Stock issuable upon the exercise of the Option shall be deemed to have been issued to the Executive at the Exercise Time, and the Executive shall be deemed for all purposes to have become the record holder of such Common Stock at the Exercise Time.

                  (d) The Executive acknowledges that the exercise of the Option may subject the Company to a tax withholding obligation. The Company and the Executive agree to cooperate to effect any such tax withholding in a mutually agreeable fashion.

                  (e) The issuance of certificates for shares of Common Stock upon exercise of the Option shall be made without charge to the Executive for any issuance tax in respect thereof or other cost incurred by the Company in connection with such exercise and the related issuance of shares of Common Stock. Each share of Common Stock issuable upon exercise of the Option shall, upon payment of the Exercise Price therefor, be fully paid and nonassessable and free from all liens and charges with respect to the issuance thereof.

                  (f) The Company shall not close its books against the transfer of any share of Common Stock issued or issuable upon the exercise of the Option in any manner which interferes with the timely exercise of the Option. The Company shall from time to time take all such action as may be necessary to assure that the par value per share of the unissued Common Stock acquirable upon exercise of this Agreement is at all times equal to or less than the Exercise Price then in effect.

                  (g) The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of issuance upon the exercise of the Option, such number of shares of Common Stock issuable upon the exercise of the Option in full. The Company shall take all such actions as may be necessary to assure that all such shares of Common Stock may be so issued without violation of any applicable law or governmental regulation or any requirements of any domestic securities exchange upon which shares of Common Stock may be listed (except for official notice of issuance which shall be immediately delivered by the Company upon each such issuance).

                  4. Fractional Shares. If a fractional share of Common Stock would, but for the provisions of Section 3(a), be issuable upon exercise of the Option, the Company shall, within five business days after the date of the Exercise Time, deliver to the Executive a check payable to the Executive in lieu of such fractional share in an amount equal to the difference between the Market Price of such fractional share as of the date of the Exercise Time and the Exercise Price of such fractional share.

                  5. Adjustment of Exercise Price and Number of Shares.

                  (a) In order to prevent dilution of the rights granted under this Agreement, the Exercise Price and the number of shares of Common Stock obtainable upon exercise of this Agreement shall be subject to adjustment from time to time as provided in this Section 5.

                  (b) If the Company at any time subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision shall be proportionately reduced and the number of shares of Common Stock obtainable upon exercise of the Option shall be proportionately increased. If the Company at any time combines (by reverse stock split or otherwise) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Exercise Price in effect immediately prior to such combination shall be proportionately increased and the number of shares of Common Stock obtainable upon exercise of the Option shall be proportionately decreased.

                  (c) Any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Company's assets to another person or entity or other transaction which is effected in such a way that holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock is referred to herein as an "Organic Change." Prior to the consummation of any Organic Change, the Company shall make appropriate provision (in form and substance satisfactory to the Executive) to insure that the Executive shall thereafter have the right to acquire and receive in lieu of or addition to (as the case may be) the shares of Common Stock immediately theretofore acquirable and receivable upon the exercise of the Option, such shares of stock, securities or assets as may be issued or payable with respect to or in exchange for the number of shares of Common Stock immediately theretofore acquirable and receivable upon exercise of the Option had such Organic Change not taken place. In any such case, the Company shall make appropriate provision (in form and substance satisfactory to the Executive) with respect to the Executive's' rights and interests to insure that the provisions of this Section 5 shall thereafter be applicable to the Option (including, in the case of any such consolidation, merger or sale in which the successor entity or purchasing entity is other than the Company, an immediate adjustment of the Exercise Price to the value for the Common Stock reflected by the terms of such consolidation, merger or sale, and a corresponding immediate adjustment in the number of shares of Common Stock acquirable and receivable upon exercise of the Option). The Company shall not effect any such consolidation, merger or sale unless prior to the consummation thereof the successor entity (if other than the Company) resulting from consolidation or merger or the entity purchasing such assets assumes by written instrument (in form and substance satisfactory to the Executive) the obligation to deliver to the Executive such shares of stock, securities or assets as, in accordance with the foregoing provisions, the Executive may be entitled to acquire.

                  (d) Promptly following any adjustment of the Exercise Price, the Company shall give written notice thereof to the Executive setting forth in reasonable detail and certifying the calculation of such adjustment.

                  6. Liquidating Dividends. If the Company declares or pays a dividend upon the Common Stock payable otherwise than in cash out of earnings or earned surplus (determined in accordance with generally accepted accounting principles, consistently applied) except for a stock dividend payable in shares of Common Stock (a "Liquidating Dividend"), then the Company shall pay to the Executive at the time of payment thereof the Liquidating Dividend which would have been paid to the Executive on the Common Stock had the Option been fully exercised immediately prior to the date on which a record is taken for such Liquidating Dividend, or, if no record is taken, the date as of which the record holders of Common Stock entitled to such dividends are to be determined.

                  7. Purchase Rights. If at any time the Company grants, issues or sells any options, warrants, convertible securities or rights to purchase stock, securities or other property pro rata to the record holders of any class of Common Stock (the "Purchase Rights"), then the Executive shall be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Executive could have acquired if the Executive had held the number of shares of Common Stock acquirable upon complete exercise of the Option immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for the grant, issuance or sale of such Purchase Rights.

                  8. No Voting Rights; Limitations of Liability. This Agreement shall not entitle the Executive to any voting rights or other rights as a stockholder of the Company pertaining to the Common Stock issuable to the Executive upon the exercise of the Option. No provision hereof, in the absence of affirmative action by the Executive to purchase Common Stock, and no enumeration herein of the rights or privileges of the Executive, shall give rise to any liability of the Executive for the Exercise Price of Common Stock acquirable by exercise of the Option or as a stockholder of the Company.

                  9. Registration Rights. The Executive shall be entitled to registration rights with respect to the shares of Common Stock issuable upon the exercise of the Option as provided in the Restricted Stock Agreement.

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                  10.  Miscellaneous.

                  (a) Any notice required or permitted hereunder shall be made in writing (i) either by actual delivery of the notice into the hands of the party thereunder entitled, or (ii) by the mailing of the notice in the United States mail, certified or registered mail, return receipt requested, all postage prepaid and addressed to the party to whom the notice is to be given at the party's respective address set forth below, or such other address as the parties may from time to time designate by written notice as herein provided.

                  As addressed to the Company:

                        Energy Conversion Devices, Inc.
                        1675 West Maple Road
                        Troy, Michigan 48084

                  With a copy (which shall not constitute notice) to:

                        Chester T. Kamin, Esq.
                        Jenner & Block
                        One IBM Plaza
                        Chicago, Illinois  60611

                  As addressed to the Executive:

                        Robert C. Stempel
                        c/o Energy Conversion Devices, Inc.
                        1675 West Maple Road
                        Troy, Michigan 48084

                  With a copy (which shall not constitute notice) to:

                        William L. Weber, Jr., Esq.
                        Daniels & Kaplan, P.C.
                        401 South Old Woodward Avenue
                        Suite 350
                        Birmingham, Michigan 48009-6613

                  The notice shall be deemed to be received in case (i) on the date of its actual receipt by the party entitled thereto and in case (ii) on the third day after date of its mailing.

                  (b) No amendment or modification of this Agreement shall be valid or binding upon the Company unless made in writing and signed by an officer of the Company duly authorized by the Company's Board of Directors or upon the Executive unless made in writing and signed by him. The waiver by any party of the breach of any provision of this Agreement by any other party shall not operate or be construed as a waiver of any subsequent breach.

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                  (c) THE VALIDITY AND EFFECT OF THIS  AGREEMENT  AND THE RIGHTS
      AND OBLIGATIONS OF THE PARTIES HERETO SHALL BE CONSTRUED AND DETERMINED IN ACCORDANCE WITH THE INTERNAL LAWS, AND NOT THE LAW OF CONFLICTS, OF THE STATE OF MICHIGAN.

                  (d) This Agreement (together with the Employment Agreement, the Restricted Stock Agreement and any other agreements pursuant to which the Executive has been granted stock options by the Company) contains all of the terms agreed upon by the parties with respect to the subject matter hereof and supersedes all prior agreements, arrangements and communications between the parties dealing with such subject matter, whether oral or written.

                  (e) This Agreement shall be binding upon and shall inure to the benefit of the transferees, successors and assigns of the Company, including any company or corporation with which the Company may merge or consolidate, and shall be binding upon the Executive and shall inure to the benefit of the Executive and his heirs, executors, personal representative and beneficiaries.

                  (f) In the event of any suit or proceeding by the Executive seeking to enforce the terms, covenants or conditions of this Agreement, the Executive, if he prevails, shall in addition to all other remedies and relief that may be available under this Agreement or applicable law recover his reasonable attorneys' fees and costs as shall be determined and awarded by the court.

                  (g)   Numbers  and  titles  to   paragraphs   hereof  are  for
      information purposes only and, where inconsistent with the text, are to be disregarded.

                  (h)  This   Agreement   may  be  executed  in  any  number  of
      counterparts, each of which shall be deemed an original, but all of which when taken together, shall be and constitute one and the same instrument.

                                 * * * * *

                  IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.


                                          ENERGY CONVERSION DEVICES, INC.



                          By: /s/ Stanford R. Ovshinsky
                              ------------------------------------------
                               Stanford R. Ovshinsky
                               Its: President and Chief Executive Officer






                               /s/ Robert C. Stempel
                               -----------------------------------------
                                Robert C. Stempel